# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TrueCar, Inc., CIK 0001327318
CUSIP: 89785L107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 225 Santa Monica Blvd, 12th Floor, Santa Monica, California (CA), 90401
Date of event which requires filing of this statement: 11/25/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000350698
Persons authorized to receive notices and communications: C. Coleman Edmunds, 200 SW 1st Avenue, Fort Lauderdale, Florida (FL), 33301, (954) 769-6000

## Reporting persons
- AutoNation, Inc. (CIK 0000350698): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,370,000; sole dispositive power 0; shared dispositive power 5,370,000; aggregate amount beneficially owned 5,370,000 (6% of the class)
  Comment: The shares are held directly by Auto Holdings, LLC, a direct wholly owned subsidiary of AutoNation, Inc.
- Auto Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,370,000; sole dispositive power 0; shared dispositive power 5,370,000; aggregate amount beneficially owned 5,370,000 (6% of the class)
  Comment: The shares are held directly by Auto Holdings, LLC, a direct wholly owned subsidiary of AutoNation, Inc.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: TrueCar, Inc.
Address of issuer's principal executive offices: 225 Santa Monica Blvd, 12th Floor, Santa Monica, California (CA), 90401
Comment: This Schedule 13D supersedes the Schedule 13G filed on November 14, 2022 with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons (as defined in Item 2(a) below) relating to shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of TrueCar, Inc. (the "Issuer"). This Schedule 13D is being filed because the Reporting Persons are no longer eligible to file on Schedule 13G. See Item 4 below.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by AutoNation, Inc. ("AutoNation") and Auto Holdings, LLC, a direct wholly owned subsidiary of AutoNation (each a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address:
The business address of the Reporting Persons is 200 SW 1st Ave, Fort Lauderdale, Florida 33301.

Current information concerning the identity and background of each of the directors and executive officers of AutoNation (collectively, the "Covered Persons"), as well as applicable additional information called for by Items 3 through 6, is set forth on Annex A, attached hereto and incorporated herein by reference.
Present principal occupation or employment: See Item 2(b).
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
AutoNation is incorporated under the laws of the State of Delaware.

Auto Holdings, LLC is a Delaware limited liability company.

Current information concerning the identity and background of each of the Covered Persons is set forth on Annex A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 5,370,000 shares of the Issuer's Common Stock reported herein as beneficially owned by the Reporting Persons were originally acquired from a third party on November 4, 2022, for consideration of approximately $10,500,000. The source of these funds was the cash of the Reporting Persons, which was paid at the time of the Reporting Persons' acquisition of the Issuer's Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 14, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, Fair Holdings, Inc. ("Parent"), and Rapid Merger Subsidiary, Inc., a wholly-owned subsidiary of Parent ("Merger Subsidiary"), pursuant to which, among other things, Merger Subsidiary will merge with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Parent (the "Merger").

In connection with the Merger, AutoNation is in discussions with Parent regarding a potential rollover by AutoNation of its 5,370,000 shares of Common Stock of the Issuer for equity of the Parent upon the closing of the Merger (in lieu of the cash consideration pursuant to the Merger Agreement) and potential future commercial arrangements with Parent following the closing of the Merger. AutoNation is also discussing with Parent potentially entering into a voting and support agreement with Parent with respect to the Merger. There is no assurance that AutoNation and Parent will reach mutually agreed terms for such potential arrangements or that AutoNation will enter into definitive documentation with Parent with respect to the foregoing (or as to the timing thereof).

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See responses to Rows 11 and 13 of the cover pages of this Schedule 13D.

All ownership percentages reported herein are calculated based on 88,940,050 shares of the Issuer's Common Stock outstanding as of November 13, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on November 24, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Rows 7 through 10 of the cover pages of this Schedule 13D.
Transactions in the class effected during the past sixty days: Other than as described in this Schedule 13D, the Reporting Persons and the Covered Persons have not effected any transactions in Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is filed as Exhibit 1 to this Schedule 13D.

Other than as described in this Schedule 13D, no contracts, arrangements, understandings or relationships exist with respect to the securities of the Issuer among or between the Reporting Persons or any other person or entity.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Joint Filing Agreement, by and among the Reporting Persons, dated as of December 3, 2025.

## Signatures
- AutoNation, Inc.: /s/ C. Coleman Edmunds, Executive Vice President, General Counsel and Corporate Secretary (12/03/2025)
- Auto Holdings, LLC: /s/ C. Coleman Edmunds, President (12/03/2025)